UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on ALVARION ANNOUNCES NEW BREEZEACCESS® VL 4.0, OFFERING CARRIER CLASS TRIPLE PLAY SERVICES IN 5GHZ, dated June 5, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             ALVARION LTD.

Date: June 5, 2006                         By: /s/ Dafna Gruber
                                             Name: Dafna Gruber
                                             Title:   Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252              +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION ANNOUNCES NEW BREEZEACCESS® VL 4.0, OFFERING
CARRIER CLASS TRIPLE PLAY SERVICES IN 5GHZ

New Version Supports Unparalleled Throughput, QoS for Toll
Quality VoIP, Multimedia Services

Tel Aviv, Israel, June 5, 2006 - Alvarion Ltd., (NASDAQ: ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced its new BreezeACCESS® VL 4.0 system offering carrier class triple play services in the 5GHz bands. Supporting an unparalleled 40,000 packets per second per sector and quality of service (QoS) to address the growing need for VoIP and multimedia services, version 4.0 is backward compatible with all previously released BreezeACCESS VL hardware versions.

The world's most deployed OFDM-based multipoint broadband access solution for the 5GHz bands, the VL now supports toll quality voice and other triple play services due to its highly efficient air utilization, high-capacity throughput for all packet sizes, and call admission control using a unique dynamic resource allocation protocol (DRAP) mechanism. Using multimedia application prioritization (MAP), version 4.0 supports high performance voice and video through the implementation of a unique wireless link prioritization (WLP) protocol. Tests have indicated that the use of MAP is mandatory to support both toll quality VoIP and broadband data simultaneously.

"The growing use of voice and video services over broadband has made QoS and high capacity support of small packet traffic a must for accelerating operator business models and our new BreezeACCESS VL 4.0 satisfies that critical need," said Rudy Leser, Alvarion's corporate vice president of strategy and marketing. "In contrast to legacy systems that can only offer ‘best efforts’ services, toll quality VoIP requires advanced QoS algorithms as businesses everywhere increasingly see VoIP as a viable, cost effective alternative. Moreover, municipal mesh networks, homeland security, public safety, and vertical applications, such as monitoring and maintaining oil rigs or other industrial assets will also benefit greatly from support of real-time video and voice applications in the 5GHz bands."

The BreezeACCESS VL 4.0 also offers other new features, such as security enhancements with segregated secure networks within networks through the use of VLAN QinQ 802.3ad, options for a FIPS 197 certified encryption mode, and the ability to allow and block specific CPE access. While its exceptional airlink efficiency translates into more overall network capacity, the VL 4.0 is even quicker and simpler to install and scale with its ability to do automatic scanning of both 10 and 20 MHz channels to determine the best connection. And with this new version, BreezeACCESS VL is now certified according to the updated ETSI EN 301 893 revision 1.3.1 standards.

To date, more than 100,000 units of the BreezeACCESS VL have been installed in more than 100 countries worldwide, including with large carriers such as Verizon Avenue and British Telecom. With a superior combination of features including OFDM non-line-of-sight (NLOS) performance, extended reach of more than 20 kilometers (12.5 miles), high capacity, encryption, and QoS mechanisms, carriers, mobile operators, ISPs, enterprises and others can use the VL to provide triple play services to business and residential subscribers in the 5GHz bands. With a per chassis maximum capacity on the base station of over 300 Mbps in a single 3U shelf, carriers can now offer subscribers up to 32 Mbps (net FTP). The BreezeACCESS VL is supported by AlvariSTAR™, a carrier-class network management system that simplifies network deployment and enables rapid expansion of a service provider’s customer base with effective fault management for quick resolution.

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About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.